EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
	Year Ended December 31,
	2015 (1)	2014	2013	2012	2011
(millions)
Income From Continuing Operations Before Income Tax and Income From Equity Investees	$(2,309)	$1,540	$1,138	$1,170	$309
Add (Deduct)
Fixed Charges	435	349	296	288	207
Capitalized Interest	(144)	(116)	(121)	(151)	(132)
Distributed Income From Equity Investees	77	382	204	204	225
Earnings as Defined	$(1,941)	$2,155	$1,517	$1,511	$609

Net Interest Expense	263	210	158	125	65
Capitalized Interest	144	116	121	151	132
Interest Portion of Rental Expense	28	23	17	12	10
Fixed Charges as Defined	$435	$349	$296	$288	$207

Ratio of Earnings to Fixed Charges	—	6.2	5.1	5.2	2.9

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$2,376	$—	$—	$—	$—

(1) Earnings for the year ended December 31, 2015, were insufficient to cover fixed charges by $2,376 million primarily due to noncash impairment charges of $1,312 million, $508 million associated with changes in fair value on unsettled derivative contracts and the impact of current commodity prices.